VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

NORTHERN DYNASTY MINERALS LTD.
(the "Company")

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual general meeting of the Company held on June 11, 2019 (the “Meeting”):

1.	The following directors were elected at the Meeting, with the following voting results for each nominee:

DIRECTOR	FOR	WITHHELD
Desmond M. Balakrishnan	97,391,542	34,839,485
Steven A. Decker	129,112,838	3,118,190
Robert A. Dickinson	128,616,014	3,615,014
Gordon B. Keep	107,938,504	24,292,523
Kenneth W. Pickering	119,595,083	12,635,945
Ronald W. Thiessen	129,571,394	2,659,634
David C. Laing	127,989,332	4,241,696
Christian Milau	128,196,559	4,034,469

2.	Deloitte, Chartered Professional Accountants, were appointed auditor of the Company. Shares voted in person and by proxies received represented 235,844,246 votes FOR and 2,596,650 votes WITHHELD.

3.

The ordinary resolution to approve the Amended and Restated Shareholder Rights Plan (the “SRP”) for continuation for three years, until close of the annual general meeting of the Company to be held in 2022, was passed. Shares voted in person and proxies received represented 127,624,984 votes FOR and 4,606,044 votes AGAINST.